UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.___)*

                            Netia Holdings S.A.
---------------------------------------------------------------------------
                              (Name of Issuer)

                         Ordinary Shares (PLN 6.00)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                             64114B 10 4 [FN1]
     ------------------------------------------------------------------
                               (CUSIP Number)

                               July 27, 1999
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_| Rule 13-d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------
1 The 2,386,528 Ordinary Shares (sometimes referred to as Common Shares) referenced in this Schedule 13G are of the same class of shares, but are not the same shares or of the same series of shares, evidenced in the United States by American Depositary Shares. The CUSIP number applies to the American Depositary Shares.

CUSIP No. 64114B 10 4               13G                              Page 2


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    TREFOIL CAPITAL INVESTORS, L.P.
    EIN: 95-4249036

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [ ]
    SEE EXHIBIT A                                        (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           1,571,163

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         1,571,163

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,386,528

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    NOT APPLICABLE

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.01%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

CUSIP No. 64114B 10 4               13G                              Page 3


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Trefoil Investors, Inc.
    EIN: 95-4248844

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [ ]
    SEE EXHIBIT A                                        (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           1,571,163

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         1,571,163

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,386,528

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    NOT APPLICABLE

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.01%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

CUSIP No. 64114B 10 4               13G                              Page 4


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    SHAMROCK HOLDINGS, INC.
    EIN: 75-1984190

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [ ]
    SEE EXHIBIT A                                        (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           815,365

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         815,365

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,386,528

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    NOT APPLICABLE

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.01%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

CUSIP No. 64114B 10 4               13G                              Page 5


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    ROY E. DISNEY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [ ]
    SEE EXHIBIT A                                        (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       2,386,528

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         0

                 8  SHARED DISPOSITIVE POWER

                    2,386,528

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,386,528

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    NOT APPLICABLE

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.01%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

CUSIP No. 64114B 10 4               13G                              Page 6


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    PATRICIA A. DISNEY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [ ]
    SEE EXHIBIT A                                        (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       2,386,528

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         0

                 8  SHARED DISPOSITIVE POWER

                    2,386,528

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,386,528

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    NOT APPLICABLE

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.01%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

CUSIP No. 64114B 10 4               13G                              Page 7


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    STANLEY P. GOLD

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [ ]
    SEE EXHIBIT A                                        (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       2,386,528

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         0

                 8  SHARED DISPOSITIVE POWER

                    2,386,528

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,386,528

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    NOT APPLICABLE

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.01%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

ITEM 1(A)      NAME OF ISSUER:

               Netia Holdings S.A.

ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               ul. Poleczki 13
               02-822 Warsaw, Poland

ITEM 2(A)      NAME OF PERSON FILING:

               This statement is filed by (1) Trefoil Capital Investors, L.P.; (2) Trefoil Investors, Inc., (3) Shamrock Holdings, Inc., (4) Roy E. Disney, (5) Patricia A. Disney and (6) Stanley P. Gold. Attached hereto as Exhibit B is a copy of an agreement among the Reporting Persons providing that this
               Schedule 13G is being filed jointly on behalf of each of them.

ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               The address of the principal business office of each Reporting Person is:

               (1) Trefoil Capital Investors, L.P.
                   4444 Lakeside Drive
                   Burbank, California  91505-4054

               (2) Trefoil Investors, Inc.
                   4444 Lakeside Drive
                   Burbank, California  91505-4054

               (3) Shamrock Holdings, Inc.
                   4444 Lakeside Drive
                   Burbank, California  91505-4054

               (4) Roy E. Disney
                   4444 Lakeside Drive
                   Burbank, California  91505-4054

               (5) Patricia A. Disney
                   4444 Lakeside Drive
                   Burbank, California  91505-4054

               (6) Stanley P. Gold
                   4444 Lakeside Drive
                   Burbank, California  91505-4054

ITEM 2(C)      CITIZENSHIP:

               The citizenship of each Reporting Person is as follows:

               (1) Trefoil Capital Investors, L.P.
                   a Delaware limited partnership

               (2) Trefoil Investors, Inc.
                   a Delaware corporation

               (3) Shamrock Holdings, Inc.
                   a Delaware corporation

               (4) Roy E. Disney
                   California

               (5) Patricia A. Disney
                   California

               (6) Stanley P. Gold
                   California

ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

               The securities to which this statement relates are Ordinary Shares (PLN 6.00) ("Ordinary Shares") of Netia Holdings S.A. ("Netia").

ITEM 2(E)      CUSIP NUMBER:

               A CUSIP number of 64114B 10 4 has been assigned to American Depositary Shares that represent Ordinary Shares. The 2,386,528 Ordinary Shares referenced in this Schedule 13G are of the same class of shares, but are not the same shares or of the same series of shares, evidenced in the United States by American Depositary Shares.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               None of the options apply. This Schedule 13G is being filed pursuant to Rule 13d-1(d).

ITEM 4         OWNERSHIP:

               (1)   Trefoil Capital Investors, L.P.:

                     (a)   Amount Beneficially Owned:
                           2,386,528

                     (b)   Percent of Class:
                           9.01% [FN2]

                     (c)   Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote -- 1,571,163

                           (ii) shared power to vote or to direct the vote --
                                0

                           (iii)sole power to dispose or to direct the
                                disposition of --
                                1,571,163

                           (iv) shared power to dispose or to direct the
                                disposition of --
                                0

               (2)   Trefoil Investors, Inc.:

                     (a)   Amount Beneficially Owned:
                           2,386,528

                     (b)   Percent of Class:
                           9.01%

                     (c)   Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote -- 1,571,163

                           (ii) shared power to vote or to direct the vote --
                                0

                           (iii)sole power to dispose or to direct the
                                disposition of --
                                1,571,163

                           (iv) shared power to dispose or to direct the
                                disposition of --
                                0

               (3)   Shamrock Holdings, Inc.;

                     (a)   Amount Beneficially Owned:
                           2,386,528

                     (b)   Percent of Class:
                           9.01%

                     (c)   Number of shares as to which such person has:

                           (i)  sole power to vote or to direct the vote --
                                815,365

                           (ii) shared power to vote or to direct the vote --
                                0

                           (iii)sole power to dispose or to direct the
                                disposition of --
                                815,365

                           (iv) shared power to dispose or to direct the
                                disposition of --
                                0


               (4)   Roy E. Disney:

                     (a)   Amount Beneficially Owned:
                           2,386,528

                     (b)   Percent of Class:
                           9.01%

                           (i)  sole power to vote or to direct the vote --
                                0

                           (ii) shared power to vote or to direct the vote --
                                2,386,528

                           (iii)sole power to dispose or to direct the
                                disposition of --
                                0

                           (iv) shared power to dispose or to direct the
                                disposition of --
                                2,386,528

               (5)   Patricia A. Disney:

                     (a)   Amount Beneficially Owned:
                           2,386,528

                     (b)   Percent of Class:
                           9.01%

                           (i)  sole power to vote or to direct the vote --
                                0

                           (ii) shared power to vote or to direct the vote --
                                2,386,528

                           (iii)sole power to dispose or to direct the
                                disposition of --
                                0

                           (iv) shared power to dispose or to direct the
                                disposition of --
                                2,386,528

               (6)   Stanley P. Gold:

                     (a)   Amount Beneficially Owned:
                           2,386,528

                     (b)   Percent of Class:
                           9.01%

                           (i)  sole power to vote or to direct the vote --
                                0

                           (ii) shared power to vote or to direct the vote --
                                2,386,528

                           (iii)sole power to dispose or to direct the
                                disposition of --
                                0

                           (iv) shared power to dispose or to direct the
                                disposition of --
                                2,386,528

----------
2 All percentages assume that 26,494,172 Ordinary Shares are outstanding. Netia, in its Prospectus, dated July 29, 1999, reported that 20,994,172 Ordinary Shares were outstanding prior to the offering of 5,500,000 American Depositary Shares, each American Depositary Share representing one Ordinary Share.


ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable.

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               This Schedule 13G is being filed by a group pursuant to Rule 13d-1(d). A description of the group members and their relationship is attached hereto as Exhibit A.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10        CERTIFICATION:

               Not Applicable.

                                 Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000

                                    TREFOIL CAPITAL INVESTORS, L.P.
                                    By:Trefoil Investors, Inc.,
                                       General Partner


                                    By:/s/ Robert G. Moskowitz
                                       -------------------------------------
                                       Name:  Robert G. Moskowitz
                                       Title: Managing Director


                                    TREFOIL INVESTORS, INC.


                                    By:/s/ Robert G. Moskowitz
                                       -------------------------------------
                                       Name:  Robert G. Moskowitz
                                       Title: Managing Director

                                    SHAMROCK HOLDINGS, INC.


                                    By:/s/ Robert G. Moskowitz
                                       -------------------------------------
                                       Name:  Robert G. Moskowitz
                                       Title: Executive Vice President


                                    /s/ Roy E. Disney
                                    ---------------------------------------
                                    ROY E. DISNEY


                                    /s/ Patricia A. Disney
                                    ---------------------------------------
                                    PATRICIA A. DISNEY


                                    /s/ Stanley P. Gold
                                    ---------------------------------------
                                    STANLEY P. GOLD

                                                                  EXHIBIT A

          The Managing General Partner of Trefoil Capital Investors, L.P. ("Trefoil"), is Trefoil Investors, Inc. Roy E. Disney, Patricia A. Disney and Stanley P. Gold are directors of each of Shamrock Holdings, Inc. ("Shamrock") and Trefoil Investors, Inc. As a result, the Reporting Persons may be deemed to be a group for purposes of this Schedule 13G.

          Also, Trefoil and Shamrock have entered into the following agreements:

          (i) Post-IPO Shareholders' Agreement #1, dated August 3, 1999, among Telia AB (publ.) ("Telia"), Dankner Investments Limited ("Dankner"), Trefoil, Shamrock, Warburg, Pincus Equity Partners, L.P. ("Warburg Partners, L.P."), Warburg, Pincus Ventures International, L.P. ("Warburg International") Warburg, Pincus Netherlands Equity Partners I, C.V. ("Warburg Partners I"), Warburg, Pincus Netherlands Equity Partners II,
C.V. ("Warburg Partners II"), Warburg, Pincus Netherlands Equity Partners III, C.V., ("Warburg Partners III"), Warburg Netia Holding Limited
("Warburg Netia") (Warburg Partners, L.P., together with Warburg International, Warburg Partners I, Warburg Partners II, Wargurg Partners III and Warburg Netia, the "Warburg Entities") and Netia. That agreement provides for, among other things, the allocation among the parties of the right to fill certain seats on the Supervisory Board and the Management Board of Netia and certain of Netia's subsidiaries and to appoint the Chairman and Vice Chairman of Netia. Dankner, Trefoil and Shamrock have entered into additional agreements with respect to those matters and with respect to joint voting on certain other matters.

          (ii) Post-IPO Shareholders' Agreement #2, dated as of August 3, 1999, among Telia, Dankner, Trefoil, Shamrock, GS Capital Partners L.P. ("GS"), Stone Street Fund 1994, L.P. ("Stone Street"), Bridge Street Fund 1994, L.P. ("Bridge Street") (GS, together with Stone Street and Bridge Street, the "GS Entities"), the Warburg Entities and Netia. That agreement places certain transfer restrictions on Ordinary Shares, including certain rights of first offer. Dankner, Trefoil and Shamrock have entered into additional agreements concerning tag-along rights with respect to transfers of Ordinary Shares and joint rights to acquire additional Ordinary Shares.

          (iii) Registration Rights Agreement, dated August 3, 1999, among Telia, Dankner, Trefoil, Shamrock, the GS Entities, the Warburg Entities and Netia. Pursuant to that agreement, certain registration rights were granted to the parties relating to their ownership of shares of Netia. Trefoil and Shamrock also entered into an agreement with Dankner and the GS Entities regarding the exercise of registration rights.

          As a result of those agreements, the Reporting Persons may be deemed to be part of a group for purposes of this statement with Telia, Dankner, the Warburg Entities, the GS Entities and/or Netia. However, each of the Reporting Persons disclaims membership in any such group.

                                                                  EXHIBIT B

                                 AGREEMENT

                        JOINT FILING OF SCHEDULE 13G

     Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Date: February 10, 2000

                                    TREFOIL CAPITAL INVESTORS, L.P.
                                    By:Trefoil Investors, Inc.,
                                       General Partner


                                    By:/s/ Robert G. Moskowitz
                                       ------------------------------------
                                       Name:  Robert G. Moskowitz
                                       Title: Managing Director


                                    TREFOIL INVESTORS, INC.


                                    By:/s/ Robert G. Moskowitz
                                       ------------------------------------
                                       Name:  Robert G. Moskowitz
                                       Title: Managing Director


                                    SHAMROCK HOLDINGS, INC.


                                    By:/s/ Robert G. Moskowitz
                                       ------------------------------------
                                       Name:  Robert G. Moskowitz
                                       Title: Executive Vice President


                                    /s/ Roy E. Disney
                                    ---------------------------------------
                                    ROY E. DISNEY


                                    /s/ Patricia A. Disney
                                    ---------------------------------------
                                    PATRICIA A. DISNEY


                                    /s/ Stanley P. Gold
                                    ---------------------------------------
                                    STANLEY P. GOLD